KW 3/20/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 4 2014

Washington DC
404



14048289

SEC FILE NUMBER
8-68207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2013___ AND ENDING ___12/31/2013___
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FMV Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Michelson Drive, Suite 900
(No. and Street)

Irvine , CA 92612
(City)　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Williams　　　　　　　　　　　　　　　　(415) 526-2751
　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address)　　　　　　　　(City)　　　　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by
a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DD 3/24/14

OATH OR AFFIRMATION

I, Allan Siposs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMV Capital Markets, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____ 2-28-14
Signature

President
Title

_____ see Attached
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

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<tr><td>4</td><td></td></tr>
<tr><td>5</td><td></td></tr>
<tr><td>6</td><td></td></tr>
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_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of ___ORANGE___

ROBERT HANGER
Commission # 1907254
Notary Public - California
Orange County
My Comm. Expires Oct 8, 2014

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this

__28th__ day of __FEBRUARY__, 20 __14__, by
Date   Month   Year

(1)___ALLAN SIPOSS, JR___,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
Signature of Notary Public

─────────────── *OPTIONAL* ───────────────

Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document:_____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of _Orange_ }

On _Feb 28th, 2014_ before me, _Robert Hanger_,
Date   Here Insert Name and Title of the Officer

personally appeared _Allan Siposs, JR_
Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

```
ROBERT HANGER
Commission # 1907254
Notary Public - California
Orange County
My Comm. Expires Oct 8, 2014
```

Place Notary Seal Above

Signature: _Robert Hanger_
Signature of Notary Public

—————————— **OPTIONAL** ——————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _OATH / FMV Capital Mrkt Financial Statment_

Document Date: _12-3-14_   Number of Pages: _19_

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____	Signer's Name: _____
[X] Corporate Officer — Title(s): _President_	[ ] Corporate Officer — Title(s): _____
[ ] Individual	[ ] Individual
[ ] Partner — [ ] Limited [ ] General	[ ] Partner — [ ] Limited [ ] General
[ ] Attorney in Fact	[ ] Attorney in Fact
[ ] Trustee	[ ] Trustee
[ ] Guardian or Conservator	[ ] Guardian or Conservator
[ ] Other: _____	[ ] Other: _____
Signer Is Representing: _____	Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER — Top of thumb here

FMV Capital Markets, LLC

Table of Contents

	Page
Independent Auditor's Report	1-2
Audited Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-8
Other Financial Information:	
Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1	9
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	11
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)	12-13

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

FMV Capital Markets, LLC

We have audited the accompanying financial statements of FMV Capital Markets, LLC which comprise the statements of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMV Capital Markets, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedules I, II, and III is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Boros & Farrington APC
San Diego, California
February 21, 2014

FMV Capital Markets, LLC

Statement of Financial Condition

December 31, 2013

ASSETS

Cash and cash equivalents	$191,802
Prepaid expenses	4,000
Total assets	$195,802

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 1,253
Due to affiliate	8,216
Total liabilities	9,469
Members' equity	186,333
Total liabilities and members' equity	$195,802

See notes to financial statements.

3

FMV Capital Markets, LLC

Statement of Income

Year Ended December 31, 2013

Revenues	
Investment banking	$1,051,902
Reimbursed expenses	16,721
Total revenues	1,068,623
Expenses	
Management fee	749,246
Outside services	139,663
Regulatory	9,119
Travel	29,765
Other	1,790
Total expenses	929,583
Income before income tax expense	139,040
Income tax expense	3,400
Net income	$ 135,640

See notes to financial statements.

4

FMV Capital Markets, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2013

Balance, beginning of year	$ 50,693
Net income	135,640
Balance, end of year	$ 186,333

See notes to financial statements.

FMV Capital Markets, LLC

Statement of Cash Flows

Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 135,640
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Accounts receivable	5,850
Prepaid expenses	(1,543)
Accounts payable and accrued liabilities	653
Net cash from operating activities	140,600
Cash flows from investing activities	-
Cash flows from financing activities	-
Increase in cash and cash equivalents	140,600
Cash and cash equivalents	
Beginning of year	51,202
End of year	$ 191,802
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 3,400

See notes to financial statements.

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. FMV Capital Markets, LLC (the "Company" or "FMV") is a limited liability company under the laws of the State of California. FMV is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. FMV provides investment banking services specific to mergers, acquisitions and divestitures to closely held middle-market enterprises as well as publicly traded companies.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue Recognition. Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred.

   Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company's members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

   Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

   Concentration of Credit Risk. The company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. FMV has not sustained any material credit losses from these instruments.

   Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2013 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

   The Company had no borrowings under subordination agreements at December 31, 2013.

FMV Capital Markets, LLC

Notes to Financial Statements

3. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with FMV Capital Markets, Inc. (FMVCM-INC), a related party. Under this agreement, FMVCM-INC shall pay all operating and overhead expenses of the Company. The Company shall remain responsible for bonuses and commissions paid to registered representatives and fees and licenses directly related to FINRA regulatory activity. During 2013 FMVCM-INC charged the Company a management fee of $749,246.

As of December 31, 2013, the Company owes $8,216 to FMV Opinions Inc., a related party. This liability bears no interest and is due on demand.

4. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2013 was 0.63 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2013, the Company had net capital of $117,407 which was $112,407 in excess of the amount required by the SEC.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section K(2)(i) of SEC Rule 15c3-3 to exempt them from the provisions of these rules.

*****

FMV Capital Markets, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2013

	Audited Financial Statements	FOCUS X-17A-5 Part IIA	Differences
Total members' equity	$186,333	$186,333	$ -
Deductions and/or charges			
Non-allowable assets			
Prepaid expenses	4,000	4,000	-
Unpaid expenses under expense sharing agreement	64,926	-	(64,926)
Net capital	117,407	182,333	(64,926)
Minimum net capital required	5,000	5,000	-
Excess net capital	$112,407	$177,333	$(64,926)
Total aggregate indebtedness included in the statement of financial condition	$ 9,469	$ 9,469	$ -
Add unpaid expenses under expense sharing agreement	64,926	-	64,926
Total aggregate indebtedness	$ 74,395	$ 9,469	$ 64,926
Ratio of aggregate indebtedness to net capital	0.63	0.05	

Note: The differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2013 result from the inclusion of unpaid expenses under the Company's expense sharing agreement with a related party.

FMV Capital Markets, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2013

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2013; and a reconciliation to that calculation is not included herein.

FMV Capital Markets, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2013

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report On Internal Control
Required by SEC Rule 17a-5(g)(1)

FMV Capital Markets, LLC

In planning and performing our audit of the financial statements and supplementary schedules of FMV Capital Markets, LLC (the "Company") as of for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did identify the following deficiencies in internal control that we consider to be a material weaknesses, as defined previously.

Material Weaknesses

The Company classified payments of $749,246 to a related party as distributions when in fact such payments were managements fees. The impact of this error was that net income was overstated by $749,246. This error had no impact on the Company's financial condition or net capital as of December 31, 2013.

The Company has an expense sharing agreement with an affiliate under which this affiliate pays certain expenses of the Company. To the extent that such expenses are unpaid, the agreement requires that such unpaid expenses shall be included in the Company's net capital computation by adjustments which reduce its net capital and increase its indebtedness by the amount of such unpaid expenses. As of December 31, 2013, there were unpaid expenses of $64,926 which the Company did not include in its computations of net capital and aggregate indebtedness. This error resulted in an overstatement of net capital and an understatement of aggregate indebtedness of $64,926 as of December 31, 2013.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2013, to meet the SEC's objectives with regards to making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 21, 2014

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

Board of Directors
FMV Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by FMV Capital Markets, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 21, 2014

FMV Capital Markets, LLC

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

Year Ended December 31, 2013

Total revenue	$ 1,068,623
Deductions	-
SIPC net operating revenues	$ 1,068,623
General assessment @ .0025	$ 2,672
Less payments July 30, 2013	(2,018)
Assessment balance due	$ 654

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2013__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

068207 FINRA DEC
FMV CAPITAL MARKETS LLC 18*18
3333 MICHELSON DR STE 900
IRVINE, CA 92612-0654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Allan Siposs; 949-759-4499

2. A. General Assessment (item 2e from page 2) . . . . $ 2,672

   B. Less payment made with SIPC-6 filed (exclude interest) . . . . . . (2,018)
   __7/30/2013__
   Date Paid

   C. Less prior overpayment applied . . . . ( )

   D. Assessment balance due or (overpayment) $654

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum . . . .

   F. Total assessment balance and interest due (or overpayment carried forward) . . . . $ 654

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) . . . . $ 654

   H. Overpayment carried forward . . . . $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FMV CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __24__ day of __FEBRUARY__, 20 __14__ .

CHIEF COMPLIANCE OFFICER/MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER			
Dates:	Postmarked	Received	Reviewed
Calculations _____		Documentation _____	Forward Copy _____
Exceptions:			
Disposition of exceptions:			

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,068,623

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)

    Total deductions

2d. SIPC Net Operating Revenues $ 1,068,623

2e. General Assessment @ .0025 $ 2,672

    (to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, *and limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.
(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.
(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.
(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.
(v) Enter interest computed on late payment (if applicable) on line 2E.
(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.
(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.